press release

ArcelorMittal reaches labour agreement with Ilva’s trade unions

6 September 2018 - ArcelorMittal (the Company) announces that it has today reached a provisional labour agreement with Ilva’s trade unions. The agreement is an important milestone in AM Investco Italy Srl (AM Investco)’s proposed acquisition of Ilva S.p.A (Ilva).

The key terms of the provisional agreement are as follows:

•	The labour agreement details a solution for every member of Ilva’s existing workforce.
•	ArcelorMittal has committed to initially hire 10,700 workers based on their existing contractual terms of employment.
•	In addition, between 2023 and 2025 ArcelorMittal has committed to hire any workers who remain under Ilva’s extraordinary administration.

The agreement will now be voted on by Ilva’s employees before being formally ratified.

Commenting, Geert Van Poelvoorde, CEO of ArcelorMittal Europe Flat Products, said:

“The agreement we have reached with Ilva’s unions meets the two major objectives we set out at the start of negotiations: to find an acceptable solution for every employee at Ilva; and to reach an agreement that reflects Ilva’s economic reality and provides a sound base for it to have a sustainable future. I would like to thank the Minister of Economic Development for his support and also the union representatives with whom we engaged during these discussions. They are a very important stakeholder and we will work to maintain a positive and constructive dialogue with them in the future.”

Aditya Mittal, ArcelorMittal Group President and CFO, and CEO, ArcelorMittal Europe, added:

“I would also like to express my gratitude to everyone who worked with such commitment to reach today's agreement and in particular Minister di Maio. There is now a clear path towards closing the transaction and starting the important work of rehabilitating Ilva. We are keen to get started as soon as possible as Ilva requires urgent investment to address its environmental and operational challenges. Once we formally take ownership of Ilva, our priority will be to ensure operational stability, while also starting to implement our significant, €2.4 billion investment programmes. This comprises both our industrial plan and the environmental plan which has been further strengthened during our discussions with the acceleration of key projects.

“Ilva is an important strategic opportunity for ArcelorMittal. We are confident that under our stewardship it can have a strong future, make an important contribution to the communities in which it operates and once again be recognised as a competitive and leading player in the European steel industry.”

Legal completion of the transaction and formal commencement of AM Investco’s lease and purchase agreement for Ilva is now expected on 1 November 2018.